Exhibit 99.5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

Consolidated Balance Sheets as of December 31, 2004 and 2003;

Statements of Consolidated Operations for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

Statements of Consolidated Cash Flows for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

Statements of Parent Company Investment and Comprehensive Income for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

with Report of Independent Auditors

Independent Auditors’ Report

The Board of Directors Yellow Roadway Corporation:

We have audited the accompanying consolidated balance sheets of Roadway Next Day Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and parent company investment and comprehensive income for the year ended December 31, 2004 and for the period December 12, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roadway Next Day Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period December 12, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Kansas City, Missouri
March 4, 2005

CONSOLIDATED BALANCE SHEETS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

(in thousands)	December 31, 2004	December 31, 2003
Assets
CURRENT ASSETS
Cash and cash equivalents	$373	$25,328
Accounts receivable, less allowances of $453 and $412	28,022	19,877
Advances receivable from parent	16,411	—
Fuel and operating supplies	2,092	1,555
Deferred income taxes, net	3,497	3,674
Prepaid expenses	1,297	1,601

Total current assets	51,692	52,035

PROPERTY AND EQUIPMENT
Land	13,038	15,363
Structures	47,187	33,757
Revenue equipment	24,880	17,243
Technology equipment and software	3,111	1,653
Other	9,323	6,466

	97,539	74,482
Less – accumulated depreciation	(8,329)	(521)

Net property and equipment	89,210	73,961
Goodwill	58,605	122,332
Intangibles	64,038	89,291
Other assets	1,788	3,094

Total assets	$265,333	$340,713

Liabilities and Parent Company Investment
CURRENT LIABILITIES
Checks outstanding in excess of bank balances	$829	$6,223
Accounts payable	2,616	2,682
Advances payable to parent	—	4,568
Wages, vacations and employees’ benefits	14,487	12,102
Claims and insurance accruals	5,564	4,370
Other current and accrued liabilities	6,187	5,180

Total current liabilities	29,683	35,125

OTHER LIABILITIES
Note payable to affiliate	150,000	150,000
Deferred income taxes, net	31,901	38,999
Claims and other liabilities	15,184	13,868
Commitments and contingencies
PARENT COMPANY INVESTMENT
Capital surplus	26,199	103,259
Retained earnings	12,432	(538)
Accumulated other comprehensive loss	(66)	—

Total parent company investment	38,565	102,721

Total liabilities and parent company investment	$265,333	$340,713

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Operating Revenue	$260,572	$9,770

Operating Expenses:
Salaries, wages and employees’ benefits	168,328	7,529
Operating expenses and supplies	33,118	1,061
Operating taxes and licenses	6,831	341
Claims and insurance	3,576	176
Depreciation and amortization	11,667	745
Purchased transportation	3,123	136
Losses on property disposals, net	32	3

Total operating expenses	226,675	9,991

Operating income (loss)	33,897	(221)

Nonoperating Expenses:
Related party interest expense	12,443	687
Other	1,345	70

Nonoperating expenses, net	13,788	757

Income (Loss) Before Income Taxes	20,109	(978)
Income Tax Provision (Benefit)	7,139	(440)

Net Income (Loss)	$12,970	$(538)

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Operating Activities:
Net income (loss)	$12,970	$(538)
Noncash items included in net income (loss):
Depreciation and amortization	11,667	745
Deferred income tax, net	179	—
Losses on property disposals, net	32	3
Changes in assets and liabilities, net:
Accounts receivable	(8,145)	1,076
Accounts payable	(5,459)	2,929
Other working capital items	949	(2,986)
Claims and other	1,112	262
Other	1,306	155

Net cash provided by operating activities	14,611	1,646

Investing Activities:
Acquisition of property and equipment	(20,663)	(554)
Proceeds from disposal of property and equipment	2,076	20

Net cash used in investing activities	(18,587)	(534)

Financing Activities:
Intercompany activity, net	(20,979)	—

Net cash used in financing activities	(20,979)	—

Net Increase (Decrease) In Cash and Cash Equivalents	(24,955)	1,112

Cash and Cash Equivalents, Beginning of Period	25,328	24,216

Cash and Cash Equivalents, End of Year	$373	$25,328

Supplemental Cash Flow Information:
Income taxes paid (received)	$10,323	$—
Interest paid	—	—

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF PARENT COMPANY INVESTMENT AND COMPREHENSIVE INCOME

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

(in thousands)	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 12, 2003	$103,259	$—	$—	$103,259
Net loss	—	(538)	—	(538)

Total comprehensive loss				(538)

Balances at December 31, 2003	103,259	(538)	—	102,721
Net income	—	12,970	—	12,970
Minimum pension liability, net of deferred tax benefit of $41	—	—	(66)	(66)

Total comprehensive income				12,904
Purchase price adjustments	(77,060)	—	—	(77,060)

Balances at December 31, 2004	$26,199	$12,432	$(66)	$38,565

The notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Roadway Next Day Corporation and Subsidiary

A wholly owned subsidiary of Roadway LLC

Description of Business

Roadway Next Day Corporation (also referred to as “Roadway Next Day,” “the Company,” “we” or “our”) is a non-operating holding company focused on business opportunities in regional and next-day lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. (“New Penn”), which provides regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

In accordance with Rule 3-16 of Regulation S-X and due to Roadway Next Day and New Penn pledging their stock for debt purposes, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn because:

•	The separate financial statements of New Penn are substantially identical to those of Roadway Next Day Consolidated;

•	The separate financial statements of the parent Roadway Next Day, when excluding New Penn, are not material to an investor, and;

•	The Company would provide separate financial statements of New Penn should Roadway Next Day commence its own operations or acquire additional subsidiaries.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation. Roadway Corporation was merged with and into a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway and the limited liability company changed its name to Roadway LLC after the merger. Consideration for the acquisition included approximately $494 million in cash and approximately 18.0 million shares of Yellow Roadway common stock. Roadway LLC principal subsidiaries include Roadway Express and Roadway Next Day Corporation.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”), the acquisition was accounted for under purchase accounting. As a result, the accompanying 2003 Statements of Consolidated Operations and Statements of Consolidated Cash Flows present the results from the date of acquisition.

Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway Next Day Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not discussed in a separate note.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

Concentration of Credit Risks and Other

We sell services and extend credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

At December 31, 2004, approximately 72 percent of our labor force is subject to collective bargaining agreements that expire in 2008.

Revenue Recognition

For shipments in transit, Roadway Next Day records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. In addition, Roadway Next Day recognizes revenue on a gross basis since the Company is the primary obligor even when the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway Next Day retains all credit risk. Roadway Next Day assigns pricing to bills of lading at the time of shipment based primarily on the weight, general classification of the product, the shipping destination and individual customer discounts. This process is referred to as rating. At various points throughout our process, incorrect ratings could be identified based on many factors, including weight verifications or updated customer discounts. Although the majority of rerating occurs in the same month as the original rating, a portion occurs during the following periods. Roadway Next Day accrues a reserve for rerating based on historical trends. Management believes these policies most accurately reflect revenue as earned.

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

Claims and Insurance Accruals

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers’ compensation, cargo loss and damage, and property damage and liability that insurance does not cover. We include these costs in claims and insurance expense except for workers’ compensation, which is included in salaries, wages, and employees’ benefits.

We base reserves for workers’ compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of such claims. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs, and certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2004 and 2003, estimated future payments related to these claims aggregated $16.0 million and $14.2 million, respectively. The present value of these estimated future payments was $13.6 million and $12.5 million at December 31, 2004 and 2003, respectively.

Property and equipment

Roadway Next Day carries property and equipment at cost less accumulated depreciation. The values assigned to property and equipment at the date of acquisition were principally determined by independent, third party appraisal. We compute depreciation using the straight-line method based on the following service lives:

Years
Structures	10 – 40
Revenue equipment	5 – 14
Technology equipment and software	3 – 5
Other	3 – 10

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset.

Our investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the year ended December 31, 2004, we capitalized $0.1 million for software costs. For the period ended December 31, 2003, the amount capitalized was immaterial to the Company’s financial statements.

For the year ended 2004, we recorded $7.9 million in depreciation expense. For the period December 12 through December 31, 2003, depreciation expense was $0.5 million.

Impairment of Long-Lived Assets

If facts and circumstances indicate that the carrying value of identifiable amortizable intangibles and property, plant and equipment may be impaired, we would perform an evaluation of recoverability in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation were required, we would compare the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount to determine if a write-down is required.

Acquisition

In accordance with SFAS No. 141, Yellow Roadway allocates the purchase price of its acquisitions to the tangible and intangible assets and liabilities of the acquired entity based on their fair values. Yellow Roadway records the excess purchase price over the fair values as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using estimates and assumptions provided by management. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), we do not amortize goodwill and intangible assets with indefinite useful lives but review these assets at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets’ fair value. Intangible assets with estimatable useful lives are amortized on a straight-line basis over their respective useful lives.

Roadway Corporation

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation and all of its outstanding stock in approximately a half cash, half stock transaction. As part of the transaction, Yellow Corporation changed its name to Yellow Roadway Corporation. In addition, Roadway Corporation became Roadway LLC (“Roadway”) and a wholly owned subsidiary of Yellow Roadway. Principal operating subsidiaries of Roadway include Roadway Express and New Penn. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. New Penn is a next-day, ground, less-than-truckload, carrier of general commodities.

Consideration for the acquisition included approximately $494 million in cash and approximately 18.0 million shares of Yellow Roadway common stock, based on an exchange ratio of 1.752 and an average price per share of $31.51 (subject to proration and allocation provisions), for a total purchase price of approximately $1.1 billion. The purchase price also included approximately $19 million for investment banking, legal and accounting fees that Yellow Roadway incurred to consummate the acquisition, resulting in total cash consideration of $513 million. We recorded the net assets at their estimated fair values and included operating results in our financial statements from the date of acquisition. We allocated the purchase price at December 31, 2003, on a preliminary basis using information then available. The allocation of the purchase price to the assets and liabilities acquired was finalized in the fourth quarter of 2004 including receipt of an independent valuation. The total purchase price decreased by $77.1 million, as reflected in the change in capital surplus, primarily due to changes in the allocation between Roadway Express and New Penn. The final purchase price allocation is shown below and resulted in a $63.7 million decrease to goodwill and a $21.6 million decrease to intangible assets from our preliminary allocation

Based on an independent valuation prepared using estimates and assumptions provided by management, Yellow Roadway allocated approximately $26.2 million of the total purchase price of approximately $1.1 billion to Roadway Next Day as follows:

(in thousands)
Cash and cash equivalents	$22,216
Accounts receivable	20,218
Other current assets	6,677
Property, plant and equipment	78,577
Other long-term assets	3,244
Intangible assets	67,900
Goodwill	58,605
Accounts payable	(35,668)
Note payable to affiliate	(150,000)
Deferred income taxes, net	(31,935)
Other long-term liabilities	(13,635)

Total purchase price	$26,199

Intangible Assets

Of the $67.9 million allocated to intangible assets, $20.7 million was assigned to the New Penn trade name which is not subject to amortization. Of the remaining value, $46.2 million and $1.0 million were assigned to customer relationships and software related assets, respectively. Yellow Roadway assigned the customer relationships and software assets a weighted average life of 14 years and 4 years, respectively.

Goodwill

Yellow Roadway recorded $602.9 million in goodwill as part of the acquisition, allocating $544.3 million to Roadway Express and $58.6 million to Roadway Next Day. Of the total goodwill recorded, the amount that may be deductible for tax purposes is not material to the results of operations of Yellow Roadway.

Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with SFAS No. 142, we review goodwill at least annually for impairment based on a fair value approach. During the fourth quarter of 2004, we completed our annual impairment testing of goodwill and tradenames, which are deemed to have indefinite lives, and determined there was no impairment.

The following table shows the changes in the carrying amount of goodwill:

(in thousands)
Balance at December 31, 2002	$—
Goodwill resulting from acquisition	122,332

Balance at December 31, 2003	122,332
Final purchase price allocation adjustment	(63,727)

Balance at December 31, 2004	$58,605

The components of amortizable intangible assets at December 31 are as follows:

		2004		2003
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	14	$46,200	$3,690	$62,900	$192
Technology based	4	1,000	270	1,000	17

Intangible assets		$47,200	$3,960	$63,900	$209

Total marketing related intangible assets with indefinite lives were $20.7 million and $25.6 million as of December 31, 2004 and 2003, respectively. During 2004 these amounts were impacted by additional purchase price adjustments of $4.9 million. These intangible assets are not subject to amortization, but are subjected to the impairment test previously discussed.

Amortization expense for intangible assets was $3.8 million and $0.2 million for the year ended December 31, 2004 and for the period December 12 through December 31, 2003, respectively. Estimated amortization expense for the next five years is as follows:

(in thousands)	2005	2006	2007	2008	2009
Estimated amortization expense	$3,539	$3,539	$3,520	$3,289	$3,289

Employee Benefits

Pension and Other Postretirement Benefit Plans

Non-Qualified Defined Benefit Pension Plans

Roadway Next Day provides a non-qualified defined benefit pension plan for certain employees not covered by collective bargaining agreements (approximately 60 employees). Pension benefits are specified by the Board of Directors. This plan has no assets. Benefits are paid from corporate funds.

Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which Roadway Next Day contributes, as discussed later in this section.

Definitions

We have defined the following terms to provide a better understanding of our pension and other postretirement benefits:

Projected benefit obligation: The projected benefit obligation is the present value of future benefits to employees attributed to service as of the measurement date, including assumed future salary increases through retirement.

Funded status: The funded status represents the difference between the projected benefit obligation and plan assets.

Net amount recognized: The net amount recognized represents the amount accrued by Roadway Next Day for pension costs.

Unfunded accumulated benefit obligation: The accumulated benefit obligation is the present value of future benefits attributed to service as of the measurement date, assuming no future salary growth. The unfunded accumulated benefit obligation represents the difference between the accumulated benefit obligation and plan assets.

Accumulated postretirement benefit obligation: The accumulated postretirement benefit obligation is the present value of other postretirement benefits to employees attributed to service as of the measurement date.

Funded Status

The following table sets forth the plan’s funded status for the following:

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Change in benefit obligation:
Beginning benefit obligation	$1,901	$1,893
Service cost	45	2
Interest cost	115	6
Plan amendment	97	—
Benefits paid	(177)	—
Actuarial loss	107	—

Benefit obligation at year end	$2,088	$1,901

Funded status:
Funded status	$(2,088)	$(1,901)
Unrecognized prior service cost	97	—
Unrecognized net actuarial loss	107	—

Net amount recognized	$(1,884)	$(1,901)

Benefit Plan Obligations

Amounts recognized for the benefit plan liabilities in the Consolidated Balance Sheets at December 31, 2004 and 2003 were $1.9 million and $1.9 million, respectively. The discount rates of 5.75% and 6.25% were used to determine benefit obligations at December 31, 2004 and 2003, respectively.

Information for the plan which has an accumulated benefit obligation in excess of plan assets at December 31:

(in thousands)	2004	2003
Projected benefit obligation	$2,088	$1,901
Accumulated benefit obligation	2,088	1,901

The total accumulated benefit obligation was $2.1 million and $1.9 million at December 31, 2004 and 2003, respectively.

Future Contributions and Benefit Payments

We expect to contribute approximately $0.1 million to our pension plan in 2005.

Expected benefit payments for each of the next five years ended December 31 are as follows:

(in thousands)	2005	2006	2007	2008	2009	2010-2014
Expected benefit payments	$137	$152	$142	$140	$157	$829

Pension Costs

The components of our net periodic pension cost were as follows:

(in thousands)	For the year ended December 31, 2004	For the period ended December 31, 2003
Service cost	$45	$2
Interest cost	115	6

Net periodic pension cost	$160	$8

Weighted average assumptions for the period ended December 31:
Discount rate	6.25%	6.75%

Multi-Employer Plans

Roadway Next Day contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 72 percent of total employees). The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid. We contributed and charged to expense the following amounts:

(in thousands)	2004	2003
Health and welfare	$15,243	$727
Pension	15,150	721

Total	$30,393	$1,448

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Next Day has no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Next Day has collective bargaining agreements with its unions that stipulate the amount of contributions it must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. The Central States Plan, in particular, has informed us that its recent investment performance has adversely affected its funding levels and that the fund is seeking corrective measures to address its funding. During the benefit period of the recent legislation, the Central States Plan is expected to meet the minimum funding requirements. If any of these plans, including (without limitation) the Central States Plan, fail to meet minimum funding requirements and the trustees of such a plan are unable to obtain waivers of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Next Day.

401(k) Savings Plan

Roadway Next Day provides a voluntary 401(k) savings plan for its employees not covered by collective bargaining agreements. We do not make employer contributions to the 401(k) plan on their behalf.

Profit Sharing Plan

Roadway Next Day provides a noncontributory profit sharing plan for employees not covered by collective bargaining agreements. Any contributions are discretionary employer contributions. Employer contributions for the profit sharing plan were $1.8 million for the year ended December 31, 2004. There were no employer contributions for the profit sharing plan for the period December 12 through December 31, 2003.

Related Party Transactions

On December 10, 2003, Roadway Next Day executed a $150 million ten-year Promissory Note to Roadway LLC, accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. This amount remains outstanding at December 31, 2004. The fair value of this note approximates its carrying value at December 31, 2004. For the year ended December 31, 2004, we paid interest expense of approximately $12.4 million related to this borrowing arrangement.

We paid management fees to Roadway LLC, (“our parent”) of $1.7 million in 2004 that we include in “operating expenses and supplies.” The management fees were paid for various corporate and administrative services. Management fees are charged based on the direct benefits received or as a percentage of revenue. At December 31, 2004, we had net short-term advances receivable of $16.4 million from our parent primarily related to a corporate cash management program. The interest rate was based on the London inter-bank offer rate plus a fixed increment and was 2.56 percent at December 31, 2004. Related party transactions relating to 2003 results were immaterial to our operations.

Income Taxes

We use the liability method to reflect income taxes on our financial statements. We recognize deferred tax assets and liabilities by applying enacted tax rates and regulations to the differences between the carrying value of existing assets and liabilities and their respective tax basis and capital loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change is enacted. We assess the realizability of deferred tax assets for capital and operating loss carryforwards and provide valuation allowances when we determine it is more likely than not that such losses will not be realized within the applicable carryforward period. Deferred tax liabilities (assets) were comprised of the following at December 31:

(in thousands)	2004	2003
Depreciation	$10,706	$7,766
Employee benefits	105	—
Intangibles	28,148	36,635
Prepaid	120	—
Revenue	218	—
Other	536	398

Gross tax liabilities	$39,833	$44,799

Bad debt	$(475)	$—
Claims and insurance	(5,936)	(4,897)
Employee benefits	(3,139)	(3,019)
Other	(1,879)	(1,558)

Gross tax assets	$(11,429)	$(9,474)

Net tax liability	$28,404	$35,325

We have a tax sharing policy with Yellow Roadway Corporation that requires us to share in its consolidated tax burden based on our respective share of taxable income or losses relative to Yellow Roadway Corporation’s other subsidiaries. In addition, we retain any respective tax credits related to our operations.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate follows:

	2004	2003
Federal statutory rate	35.0%	35.0%
State income taxes, net	5.8	5.8
Nondeductible business expenses	0.8	(1.1)
Other, net	(6.1)	5.3

Effective tax rate	35.5%	45.0%

For 2004, “Other, net” is primarily composed of intercompany charges not included in the accompanying statements of operations.

The income tax expense (benefit) consisted of the following:

(in thousands)	2004	2003
Current:
U.S federal	$5,190	$(527)
State	1,770	(106)

Current income tax provision	$6,960	$(633)

Deferred:
U.S federal	$141	$174
State	38	19

Deferred income tax provision	$179	$193

Income tax provision	$7,139	$(440)

Commitments, Contingencies, and Uncertainties

Roadway Next Day incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to operating expense and supplies on the Statement of Consolidated Operations. Actual rental expense for the year ended December 31, 2004 and the period December 12 through December 31, 2003 was $0.9 million and $17 thousand, respectively.

We utilize certain terminals and equipment under operating leases. At December 31, 2004, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)	2005	2006	2007	2008	2009	Thereafter
Minimum annual rentals	$413	$219	$62	$53	$53	$13

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2005 net capital expenditures are expected to be $10.0 million to 15.0 million.

Roadway Next Day is involved in litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.